
August 2, 2023

Alisa A. Wood
Co-Chief Executive Officer
KKR Private Equity Conglomerate LLC
30 Hudson Yards
New York, NY 10001

> **Re: KKR Private Equity Conglomerate LLC**
> **Registration Statement on Form 10-12G**
> **Filed April 14, 2023**
> **File No. 000-56540**

Dear Alisa A. Wood:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Brod, Esq.